SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

First Indiana Corporation

(Name of Subject Company (Issuer))

First Indiana Corporation (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 Par Value
(and associated preferred share purchase rights)
(Title of Class of Securities)

32054R 10 8
(CUSIP Number of Class of Securities)

William J. Brunner
Vice President, Chief Financial Officer and Treasurer
First Indiana Corporation
135 North Pennsylvania Street, Suite 2800
Indianapolis, Indiana 46204
(317) 269-1614
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Alan W. Becker, Esq.
Bose McKinney & Evans LLP
135 North Pennsylvania Street, Suite 2700
Indianapolis, Indiana 46204
(317) 684-5131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$37,600,000.00	$4,763.92

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,600,000 common shares of First Indiana Corporation at the tender offer purchase price of $23.50 per share in cash.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,763.92	Filing Party: First Indiana Corporation

Form or Registration No.: 005-37867	Date Filed: November 1, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

         ☐     third-party tender offer subject to Rule 14d-1.

         ☒     issuer tender offer subject to Rule 13e-4.

         ☐     going-private transaction subject to Rule 13e-3.

         ☐     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO relating to the offer of First Indiana Corporation, an Indiana corporation, to purchase up to 1,600,000 of its common shares, $.01 par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. First Indiana Corporation is offering to purchase these shares at a price of $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal"), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

     This Amendment No. 1 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, as well as the tender offer practices of Rule 14E under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

     The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in this Amendment No. 1 in response to all the applicable items of the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

Item 4.

     Item 4 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     (a) The information set forth in Section 1 (“Number of Shares; Priority; Odd Lots; Proration”) of the Offer to Purchase is amended by amending and restating the second paragraph of the section captioned “General” as follows:

    The term “Expiration Date” means 5:00 p.m., Eastern Standard Time, on December 13, 2004, unless and until we, in our sole discretion, extend the period of time for which our offer will remain open by giving oral or written notice to National City Bank, the depositary for our offer (the “Depositary"). If our offer is extended, we will make a public announcement before 9:00 a.m., Eastern Standard Time, on the first business day after the offer was scheduled to expire. If extended by us, the term “Expiration Date” means the latest time and date at which our offer, as extended, expires. See Section 16. All shares tendered and not purchased because of proration or the conditional tender procedures will be returned to you at our expense promptly following the Expiration Date.

     (b) The information set forth in Section 5 (“Purchase of Shares and Payment of the Purchase Price”) of the Offer to Purchase is amended by amending and restating Section 5 as follows:

     Acceptance

    Upon the terms and conditions of our offer, promptly following the Expiration Date, we will, subject to the proration and conditional tender provisions of our offer, accept for payment, pay for, and purchase shares properly tendered and not properly withdrawn. The acceptance for purchase and the purchase of shares validly tendered and not withdrawn will be made promptly after all the conditions to our offer have been satisfied or waived. For purposes of our offer, we will be deemed to have accepted for purchase and thereby acquired tendered shares as, if, and when we give oral or written notice to the Depositary of our acceptance of the tenders of such shares.

    If, prior to the Expiration Date, we increase the consideration to be paid per share pursuant to this offer, we will pay such increased consideration for all such shares purchased pursuant to the offer, whether or not such shares were tendered prior to such increase in consideration.

    In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten trading days after the Expiration Date.

     Depositary

    We will pay for shares that we have purchased in the offer by depositing the aggregate purchase price with the Depositary. Delivery of the aggregate purchase price in exchange for shares pursuant to our offer will be made by the Depositary by check promptly after receipt of our notice of acceptance. The Depositary will act as agent for tendering shareholders for the purpose of receiving the purchase price from us and remitting the same to tendering shareholders. Under no circumstances will we pay interest by reason of any delay in making such payment or extension of the Expiration Date. In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for such shares (or of a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the book-entry transfer facility), a properly completed and signed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery, an agent’s message (or a specific acknowledgement in the case of a tender through the “automatic tender offer program”), and any other required documents.

    We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or to our order pursuant to our offer. However, payment of the purchase price to any person other than the registered holder or registration in the name of any person other than the registered holder of any shares delivered, whether in certificated form or by book-entry, but not tendered or purchased, may result in additional stock transfer taxes. Moreover, additional stock transfer taxes may also result if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, unless the person is signing in a representative or fiduciary capacity. The amount of any additional stock transfer taxes, whether imposed on the registered holder or otherwise, payable on account of the transfer to such person, will be deducted from the purchase price unless satisfactory evidence of the payment of the additional taxes, or exemption from such taxes, is submitted. See Instruction 6 to the Letter of Transmittal.

    Any tendering shareholder (other than a shareholder tendering through a broker or other nominee using the book-entry procedure) or other payee who fails to complete fully, sign, and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to federal income backup withholding tax of 28% of the gross proceeds paid to the shareholder or other payee under our offer. See Section 2. Also see Section 13 regarding additional United States federal income tax consequences.

     Return of Certificates

    If any tendered shares are not accepted for purchase pursuant to the terms and conditions of our offer for any reason, or if certificates are submitted for more shares than are tendered, or if we should cancel the offer because any other condition of our offer is not satisfied or waived, the Depositary will return certificates for the unpurchased shares to the tendering shareholder promptly following consummation, cancellation, or termination of our offer.

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     (c) The information set forth in Section 6 (“Conditional Tender of Shares”) of the Offer to Purchase is amended by amending and restating the last paragraph thereof as follows:

    All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery, regarded as withdrawn as a result of proration and not eventually purchased, will be returned promptly after the Expiration Date at our expense.

     (d) The information set forth in Section 7 (“Certain Conditions of the Offer”) of the Offer to Purchase is amended by amending and restating the first paragraph of the section captioned “Avoidance of Rule 13e-3 Transaction Condition” as follows:

    We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a “going private transaction” under Rule 13e-3 of the SEC because:

•	our purchase of shares pursuant to this offer would result in our common shares being held of record by fewer than 300 persons; or

•	our purchase of shares pursuant to this offer would result in our common shares no longer being authorized for trading on NASDAQ.

     As of October 22, 2004, there were approximately 1,733 record holders of our shares.

     (e) The information set forth in Section 7 (“Certain Conditions of the Offer”) of the Offer to Purchase is amended by amending and restating the last bullet point of the section captioned “Material Adverse Change Condition” as follows:

•	any change after the date of this Offer to Purchase in our business, condition (financial or otherwise), income, operations or prospects and that of our subsidiaries, taken as a whole, which, in our reasonable judgment, is or may be materially adverse to us and our subsidiaries taken as a whole.

Items 2, 3, 5, 6 and 11.

     Items 2, 3, 5, 6 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The information set forth in Section 9 (“Information about First Indiana Corporation”) of the Offer to Purchase is amended and supplemented by deleting the second and third bullet points in the first paragraph and inserting the following language in its place:

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

•	Our Current Reports on Form 8-K dated January 9, 2004, January 21, 2004, April 5, 2004, April 20, 2004, April 27, 2004, May 21, 2004, July 1, 2004, July 27, 2004, September 16, 2004, September 20, 2004, October 5, 2004, October 22, 2004, October 26, 2004, October 27, 2004 and November 3, 2004.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2004

FIRST INDIANA CORPORATION
By:	/s/ William J. Brunner
William J. Brunner
Vice President, Chief Financial Officer and Treasurer

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